UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Registrant’s name)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Tantech Holdings Ltd is amending its report on Form 6-K furnished to the Securities and Exchange Commission on April 26, 2024 (the “Original Form 6-K”) to replace Exhibit 4.1 to the Original Form 6-K. This Amendment No. 1 on Form 6-K/A (the “Form 6-K/A”) is being furnished solely to correct typographical errors contained in Exhibit 4.1 to the Original Form 6-K.

All other information included in the Original Form 6-K remains unchanged. The corrected Exhibit 4.1 is submitted with this Form 6-K/A as Exhibit 4.1.

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EXHIBIT INDEX

Exhibit	Description

4.1	Form of Series A Warrant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

Date: July 29, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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